UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Cloudastructure, Inc.

(Exact name of issuer as specified in its charter)

Delaware	87-0690564
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

150 SE 2nd Ave, Suite 300 Miami, FL	33131
(Address of principal executive offices)	(Zip Code)

650-644-4160
Issuer’s telephone number, including area code

Units Warrants Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report on Form 1-K (the “Annual Report”), the terms “Cloudastructure”, “we”, “us”, “our” or the “Company” refer to Cloudastructure, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The market data and certain other statistical information used throughout this Annual Report are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this Annual Report, and we believe that these sources are reliable. We have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this Annual Report, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors. Some data are also based on our good faith estimates.

Item 1. Business

Overview

Cloudastructure was incorporated under the laws of the State of Delaware on March 28, 2003. Cloudastructure provides cloud-controlled physical infrastructure to enterprises in the form of video surveillance and access control in a cloud-model. We provide on-premises hardware that talks to a customer’s cameras. Then we host a cloud solution that allows the customer to see their video (live and recorded). Since we are in the cloud, we have available computational resources that would be impractical to build and maintain at each customers’ location. These computational resources allow us to provide more advanced AI (artificial intelligence) solutions than are possible in the legacy on-premises model. Such AI solutions include Tagger which tags all objects seen in a video so that users can search by tag (e.g. "person", "vehicle", "animal", etc.). Essentially, we are indexing our customers’ video surveillance and access control data to make for easy search, just like Google indexed the web for easy search.

Our Background

Cloudastructure’s inception was the result of an incident of corporate theft at a previous company of our CEO and founder, Richard (Rick) Bentley. At his previous venture-backed company in San Francisco during the dot-com boom, someone walked into his company’s headquarters, picked up a laptop with sensitive, confidential data of the company, and walked out the door. Although the company had installed an expensive video surveillance system, someone had unplugged the on-premises system during the theft, and as a result, there was no video of the incident. Systems like these are still the standard today – which is why Cloudastructure believes there is an opportunity to bring innovation and new technology to enhance the field of video surveillance security, and eliminate the weaknesses of today’s standard surveillance systems.

Cloudastructure, Inc. was originally incorporated as “Connexed Technologies, Inc” in 2003, and offered cloud video surveillance systems. On September 1, 2013, Connexed Technologies, Inc. and Reach Systems, Inc., which had been offering cloud access control since 2005, entered into an Asset Purchase Agreement pursuant to Connexed Technologies purchased all of the assets of Reach Systems Inc. The acquisition of Reach System’s Inc.’s assets allowed the Company to recognize the synergies of customer value with the bundling of video surveillance and access control delivered as a cloud-based service. The Company subsequently changed its name to “Cloudastructure, Inc.” on September 28, 2016.

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Principal Products and Services

Cloudastructure’s solution centralizes the management of access control and video surveillance. The cloud model allows customers to scale geographically to multiple locations without complicated or insecure network settings. Cloudastructure can support a client’s installation efforts, helping the client get in touch with local installation partners or take turnkey responsibility for delivering the solution seamlessly. The service and support are provided for a monthly subscription, requiring no upfront licensing costs or large capital budgets. As the Company adds more artificial intelligence, the Company believes that it will likely be able to increase pricing, in the future, for its cloud-based solution.

Existing Products and Services

Please see below for a summary of our existing products and services.

Product / Service	Description	Current Market
Cloud Video Surveillance	Video stored in the cloud. Multiplatform (web, phone, tablet) access. Features include playback of recorded video, live view of current video, object detection, face recognition and search functionality.	Small, medium and enterprise-sized business, and education markets
Cloud Video Recorder (CVR)	Records video. This device is compatible with existing or new cameras, and stores records and stores data even if not connected to the internet. The device uploads recordings to the cloud and manages bandwidth. It is network secure.	Small, medium and enterprise-sized business, and education markets
Remote Guarding	Live agents monitor live camera views, talk down over a network speaker to interrupt undesired behavior in real time, and alert the owners and/or authorities of any dangerous or suspicious activity	Small, medium and enterprise-sized business, and education markets
IoT Security	We scan customers networks for all things connected to the network and understand the security of the attached products (i.e. default passwords, is latest firmware installed)	Small, medium and enterprise-sized business, and education markets

Our current process is as follows: first, we install our on-premises hardware that interfaces with the customer’s current video surveillance security system. Once installed, we are able to send all the video recorded by the customer’s system to our cloud. Once the video is with us, we have a unique advantage over all on-premises solutions - we can run it all through large GPU's (Graphics Processing Units, faster than CPUs at handling video) that are hosted by third parties running Machine Learning software that can start to see across 100's or 1,000's of cameras better than any single human can. Next, our cloud-based system can index all the objects and faces in the video. This means that the video can be searched by tag: person, animal, vehicle, etc. and even individual faces. Then, when our cloud-based system detects a person, it can attempt to match that person to a face in our database. If we can, we run that through a face recognition system, which allows a search to be conducted to locate a specific person, name, and face. If a customer would also like our Remote Guarding service, we can set up alerts based on a variety of triggers, such as a line being crossed (for example, someone walking into a restricted area), or movement within a designated zone (for example, tracking to see if anyone enters a swimming pool) with alarms set to any period of the day that the customer would like (for example, alerts could be set to detect anyone in the pool between 10PM and 6AM). We have hired remote guards which monitor customer alarms and can warn off intruders in real time (if a speaker is installed) or notify the appropriate response group (law enforcement or otherwise, depending upon the situation). This provides the customer with an opportunity for significant savings compared with having an on-location physical guard and allows the remote guard access to all of the video of the property and access to customized alerts. This is what we are currently selling.

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Current higher-level features of our products and services, beyond our standard Video Surveillance and Access Control, include:

1.	Computer Vision:

a.	Tagger. Generates tags for every object it sees in the video. Things like “animal” or “person” or “vehicle”. Then, we let the customer search by tag. No more watching branches blow or cars drive by for an hour - just search by "person" and see only videos that have people in them.

b.	Face Recognition. Face Recognition tags all videos with faces recognized in them. You can search by known person (e.g. Patrick) or unknown person (e.g. Unknown123). "Hey, that guy right there who attacked that other person ... where else has he been on my campuses?"

c.	Line Crossing: Can send an alert if a line is crossed or movement is detected in a specified area. Can alert the customer if someone enters a restricted or dangerous area.

2.	Mobile applications. Our end user functionality is available on both iOS and Android platforms.

3.

Remote Guarding. We have deployed a cloud-based Remote Guarding solution to Cloudastructure’s portfolio to complement our AI surveillance system. The Remote Guarding solution leverages the power of AI to make remote guarding more efficient and effective:

a.       Computers watch all the video.

b.       System alerts humans as appropriate.

c.        Humans verify if there is an issue. If there is an issue, then they can:

•    Talk to the people there through a remote speaker.

•    Escalate the response if warranted.

•    Call for emergencies services when required.

We have built a dedicated remote guard center as well and resell those services.

Products and Services in Development

1.

Computer Vision.

1.       License Plate Reading.  The ability to read license plates and search the video for those license plates.

2.       Computer Vision fundamental technology development

1.       Simultaneously decreasing false positives and false negatives, improving overall accuracy.

2.       Lower light, lower contrast, lower resolution computer vision abilities.

3.       Persistent computer vision, whereby previous and future frames in video inform accuracy output of current frame.

3.       Increased granularity in search sensitivity on a per object basis.

4.       Latency.  Reducing latency for real time operations like alerts for remote guarding.

2.	Edge Computing. In some cases, it is desirable to perform Computer Vision tasks at the “edge” (on premises) and not in the cloud. Reasons could include lower latency, moving the power consumption to the customer, or low bandwidth situations where the user is unable to upload all the video to the cloud in full resolution and frame rate, etc. Cloudastructure is developing edge-computing products to meet the price-performance targets of our customers that desire such capabilities

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Development Timelines

For all of the above development projects, as well as any other future projects of the Company, timeline to completion and costs are intertwined. The more working capital to which we have access, the faster we can develop. However, the more working capital we have, the more we can expand the feature set of a product or service, which can paradoxically increase the timeline to completion of that product or service. Also, for all development projects, we believe executing them in partnership with at least one customer is superior to developing them without end user input. This means that the initial scope of each project usually cannot be known until there is a complete product specification which involves input from third parties that we do not control, and the final scope cannot be known until there are sufficient testing and feedback cycles that enable all parties to agree the product or service is market ready. Therefore, it is difficult for us to provide exact timelines or costs for any of the above products and services at this time. Nonetheless, we believe most of these projects will be completed in 2023-2024.

Business Model

Cloudastructure operates under a Software-as-a-Service (SaaS) model. We found that we can compete with incumbents in this industry by pricing by the door and camera per year (e.g. $249/year per camera). We make more recurring revenue than they do while still providing a lower TCO (Total Cost of Ownership) to our customers. However, we believe our higher-level AI features will allow us to achieve security guard level pricing - which is much higher than what we charge now. We intend to benefit from this price elasticity.

The Cloudastructure hardware utilizes state of the art technology, delivered at a very competitive price that beats the industry standards and comes with zero maintenance or replacement costs with a lifetime warranty. Cloudastructure’s solution centralizes the management of access control with video monitoring and allows customers to scale geographically to multiple locations.

Distribution

Cloudastructure’s services require a physical installation of our on-premises hardware at the client’s desired location. Cloudastructure facilitates this installation – either delivering a turnkey solution to the client itself, or helping the client get in touch with local installation partners to make sure the process is handled smoothly. The service and support are provided for a monthly subscription, requiring no upfront licensing costs or capital budgets.

The Market

Cloudastructure considers itself to be in the video surveillance industry. According to a March 2023 report titled “Global Video Surveillance Industry Research Report, In-Depth Analysis Of Current Status And Outlook Of Key Countries – 2023-2028” published by Absolute Reports, the global Video Surveillance market looks promising in the next 5 years. As of 2022, the global Video Surveillance market was estimated at $36.4 billion, and is anticipated to reach $112.1 billion in 2028, with a CAGR of 20.6% during the forecast years. Video surveillance systems can be used in nearly any environment. Security and surveillance are required for all organizations worldwide. Governments, enterprises, financial institutions, and healthcare organizations alike are all expected and required to have a certain level of security and monitoring measures. As a result, there has been an increase in the demand for security applications such as video surveillance to monitor and record borders, ports, transportation infrastructure, corporate houses, educational institutes, public places, buildings, and others, which is expected to drive the video surveillance market growth globally.

The increase in demand for security systems has also resulted in an increased demand for more advanced systems, such as Internet Protocol cameras, or IP cameras, which receive control data and send image data via the Internet. They are commonly used for surveillance but unlike analog closed-circuit television (CCTV) cameras, they require no local recording device, only a local area network. IP security cameras send their signal over a network, allowing greater information transfer than an analog signal. A growth in transition from analog surveillance to IP cameras and integration of internet-of-things has fueled the growth of the video surveillance market size. However, factors such as high investment cost in data storage technologies and lack of professional expertise in handling IP cameras have hampered the market growth.

With its technological solutions that address problems historically faced in the video surveillance industry, Cloudastructure intends to capitalize on this growing need for sophisticated surveillance systems, targeting small, medium, and enterprise-sized businesses in any industry or market.

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Competition

The Company’s primary competitors include Eagle Eye Networks, Avigilon, Verkada, Genetec, Milestone, Bosch, Tyco, Honeywell, Siemens. The markets for the Company’s products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of artificial intelligence security and cloud based video surveillance.

Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Employees

As of March 31, 2023, the Company had 20 full-time employees and 3 part-time employees.

The Company generally enters into agreements with its employees that contain confidentiality provisions to control access to, and invention or work product assignment provisions to clarify ownership of, our proprietary information.

Outsourcing

We currently outsource a number of key functions of the Company to third parties, including some software development, legal and payroll.

In addition, we host our services on Google and Amazon’s cloud platforms. There are a number of alternative cloud providers that we could utilize, to instead host, such as Microsoft or Digital Ocean, if it became necessary – or we could put our own computers up in a co-location facility to achieve the same result.

Key Customers

For the year ended December 31, 2022, Stanford University accounted for 37% and CONAM Management Corp. accounted for 16% of our revenues. As with our other customers, we provide our services to these customers on an at-will basis, with no formalized agreement governing the terms of our services in place. We are continuing to develop other customer relationships and, while we value the relationship with these particular customers highly, management believes we are not substantially financially dependent on our relationship with these customers, or any other particular customer of the Company. Our ideal customer is an enterprise business with multiple locations for our security systems.

Suppliers

We currently utilize third-party suppliers of computers (specifically, x86 models) onto which we install software, ours and third parties’, to turn them into our Cloud Video Recorders (CVRs). To date, we have bought computers, or the parts to assemble the computers, primarily through Amazon, Exxact, and Newegg, but there are a large number of suppliers that we could source from for these computers should we have to source from alternative providers for any reason.

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Strategic Acquisitions

Our core focus is to grow Cloudastructure organically. However, we may selectively evaluate strategic acquisition opportunities that would allow us to expand our footprint, broaden our client base and deepen our product and service offerings. We believe that there are meaningful synergies that result from acquiring small companies that provide unique solutions and opportunities for our Company and its clients. Integrating these solutions into our broader technology and client base and integrating acquisitions into our plan of operations may potentially result in revenues and cost synergies. As of the date of this Annual Report, we have completed an acquisition of one business, and have entered into a non-binding commitment for acquisition of another business, which we describe below. We continue to look for opportunities in this regard.

Visionful

On February 4, 2022, the Company completed the acquisition of substantially all of the assets and assumed certain stated liabilities of Visionful Holding Inc., a Delaware corporation (“Visionful”). The Company, Visionful and the sole stockholder of Visionful entered into an asset purchase agreement dated December 30, 2021, as amended as of February 1, 2022 (the “Purchase Agreement”). The asset acquisition was deemed completed by the parties as of February 1, 2022.

Under the terms of the Purchase Agreement, at the closing of the Purchase Agreement (the “Closing”), the Company paid to Visionful (i) $282,662 in cash and (ii) 293,062 shares of Class A Common Stock.

The Purchase Agreement provided for additional cash and equity payments to Visionful if certain conditions were met – however, those conditions were not met, and as such, the cash and equity payments to Visionful at the Closing comprise the only consideration due to Visionful under the Purchase Agreement. A copy of the Purchase Agreement is filed as exhibit 6.9 to this Annual Report.

Visionful is a company that offers a smart parking solution for transit providers, as well as commercial companies, hospitals, airports, universities and municipalities who are looking to better understand their parking usage and manage parking efficiency. We believe this acquisition will add an exciting new License Plate Recognition and analytic component to our cloud-based video surveillance platform. Harmonious with Cloudastructure’s security platform, Visionful’s advanced License Plate Recognition features can be integrated with public safety API’s to alert security personnel to the presence of bad actors on their campuses. The feature provides a unique and vital differentiator between Cloudastructure’s award-winning video surveillance platform and that of competitors, which we hope will lead to more opportunities for our Company.

Infrastructure Proving Grounds

On July 8, 2022 the Company completed the acquisition of Infrastructure Proving Grounds (IPG), an internet of things (IoT) cybersecurity company. IPG produces the award-winning GearBox IoT security tool. GearBox combines a durable appliance with simple execution to allow industrial operators the insight they need to secure their infrastructure. GearBox provides cybersecurity and performance metrics to some of the nation's most critical infrastructure including utilities, commercial buildings, healthcare and transportation. The acquisition adds an important new layer of cybersecurity to the Company’s rapidly expanding physical and cybersecurity platform.

The Purchase Agreement has a purchase price of $250,000. In addition, a minimum of 1,125,000 and up to a maximum of 21,250,000 warrants for Class A Common Stock at a strike price of $0.38 per share will vest under this agreement, depending on whether certain performance metrics set forth in the Purchase Agreement are met. 3,750,000 warrants vested upon completion of the acquisition. A copy of the Purchase Agreement is filed as exhibit 6.11 to this Annual Report.

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Regulation

Our business is not currently subject to any licensing requirements in any jurisdiction in which we operate. This does not mean that licensing requirements may not be introduced in one or more jurisdictions in which we operate, and such requirements could be burdensome and/or expensive or even impose requirements that we are unable to meet.

We are subject to a number of U.S. federal and state laws and regulations that involve matters central to our business. These laws and regulations involve privacy, data protection, and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate.

Intellectual Property

The Company does not have any patents or trademarks on which it relies though believe we have protectable IP. We have filed our initial patents and continue to develop proprietary IP.

We rely on confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. We generally enter into agreements with our employees and consultants that contain confidentiality provisions to control access to, and invention or work product assignment provisions to clarify ownership of, our proprietary information.

Litigation

The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise that would have a material adverse effect on the Company's business, results of operations and financial condition.

Property

The Company does not currently lease or own any physical premises other than the following: The Company currently uses 150 SE 2nd Ave, Suite 300, Miami FL 33131 as a mailing address. The Company also maintains a small, two desk, office at 12277 Soaring Way Suite 300-C Truckee, CA 96161. The Company signed a 2-year lease for space at 655 Skyway Road, San Carlos, CA 94070 for $6,514 per month, which we intend to serve as development offices for our Company. The Company signed a 1 year lease on a house in Redwood City, CA serve as an office space, garage laboratory, and to provide visiting employees a place to stay avoiding the very high Bay Area hotel prices for $5,600 per month. However, the Company’s operations are generally conducted remotely.

Recent Developments

Cloudastructure received subpoenas from the U.S. Securities and Exchange Commission, in a matter captioned In the Matter of Certain Reg-A Issuers. The subpoenas seek documents from January 1, 2018 through March 24, 2023. The Company is cooperating with the investigation and intends to produce documents in response to the subpoena. The Company can offer no assurances as to the outcome of this investigation or its potential effect, if any, on the Company.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2022 and December 31, 2021 should be read in conjunction with our financial statements and the related notes included in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Cloudastructure, Inc. is a corporation organized under the laws of the State of Delaware. The Company is headquartered in Florida. The Company is a technology retailer that focuses on intelligent devices and software for physical security applications.

Basis of Presentation

Net Revenues. Net revenues consist of revenue recognized from subscriptions contracts, door and video services, installation services, and sales of controllers and recorders.

Cost of Goods Sold. Cost of goods sold consists of hosting costs, the costs of equipment sold, installation costs and the costs of the operations department.

Operating Expenses.  Operating expenses consist of general and administrative expenses, which are primarily salaries, professional fees, consulting costs and expenses related to the administrative functions of the Company, research and development expenses, which consist primarily of product development costs and salaries, and sales and marketing expenses, which represent public relations, advertising and direct marketing costs, as well as the associated personnel costs.

Results of Operations

For the years ended December 31, 2022 and 2021

Net Revenues. The Company’s net revenues for the year ended December 31, 2022 were approximately $488,000 compared to approximately $421,000 for the year ended December 31, 2021 – an increase of $77,000. This increase in revenue is primarily the result of expanding our customer base in 2022. While our Company had a modest increase in revenue in 2022, the Company also saw a significant drop in cost of goods sold, from approximately $937,000 for the year ended December 31, 2021 to approximately $774,000 for the year ended December 31, 2022. This decrease was primarily a result cost saving measures adopted by the Company, such as a reduction in the use of outside consultants, and a reduction in the Company’s workforce in 2022. As a result, the Company’s gross profits increased by 45%, from a loss of $514,000 for the year ended December 31, 2021 to a loss of only $286,000 for the year ended December 31, 2022.

Operating Expenses. The Company’s operating expenses for the year ended December 31, 2022 were approximately $11,144,000 compared to $8,030,000 for the year ended December 31, 2021 – an increase of approximately $3,114,000. The largest component of operating expenses in 2022 was general and administrative expenses, which were approximately $3,901,000 for the year ended December 31, 2022 compared to $3,092,000 for the year ended December 31, 2021. General and administrative expenses increased mainly due to an increase in non-cash based compensation related to options that vested in 2022, and replacing outside consultants with full-time employees. The next largest component of operating expenses in 2022 was research & development expenses, which increased significantly in 2022 from $1,580,000 in 2021 to approximately $3,663,000 in 2022, primarily due to significant investment in technology development primarily focused on the development of our new remote guarding service and additional artificial intelligence and machine learning functionality, non-cash based compensation related to options that vested in 2022 that were issued to members of our implementation team (who are responsible for overseeing the installation and management of our products and services), and an increase in the number of employees in our implementation team, which we accounted for under research and development expenses. The remainder of operating expenses in 2022 was comprised of sales and marketing expenses, which increased slightly from $3,358,000 in 2021 to $3,580,000 in 2022, and in both years, was comprised primarily of compensation to our sales people and related expenses, as well as advertising and marketing expenses such as expenses related to our participation at trade shows.

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Loss from increase in fair value of SAFE Agreements. For the year ended December 31, 2021, the Company incurred a loss of approximately $711,000 resulting from an increase in the fair value of outstanding SAFEs of the Company. By the end of 2022, we had set the conversion price for all outstanding SAFEs of the Company, and there was no need to do a fair valuation. As such, the Company did not incur a loss from an increase in the fair value of outstanding SAFEs of the Company for the year ended December 31, 2022.

Net Loss. As a result of the foregoing, the Company incurred a net loss of approximately $11,626,000 for the year ended December 31, 2022, compared to net loss of approximately $9,322,000 for the year ended December 31, 2021.

Liquidity and Capital Resources

Since inception, the Company has relied on raising funds from the issuance of convertible notes, SAFEs, Warrants, and equity to fund its business. As of December 31, 2022, the Company had cash on hand of $9,414,000 and a working capital of $10,182,000. The Company could incur additional losses prior to generating additional positive working capital from operations. The Company also has had an accumulated deficit in earnings since inception. During the next year, the Company intends to fund its operations with funds raised in our 2020 and 2022 Regulation A Offerings (defined below) and funds from sales of products and services.

As of the date of this Annual Report, the Company expects its current capital will be able to fund operations for at least the next 12 months.

Issuances of Equity

On July 9, 2020, the Company commenced an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “2020 Regulation A Offering”), initially qualifying the offer and sale of up to $50,000,000 of units consisting of 2 shares of Class A Common Stock of the Company at $1.00 per unit, and 1 warrant to purchase 1 share of Class A Common Stock of the Company at an exercise price of $0.75 (each, a “2020 Warrant”). In May of 2021, the Company filed a post-qualification amendment to the offering statement to increase the maximum offering amount of the 2020 Regulation A Offering from $50,000,000 to $75,000,000. On August 25, 2021, the Company filed a supplement to the offering circular to increase the price of the units from $1.00 to $1.20 and to increase the exercise price per share of the warrants comprising the units from $0.75 to $0.90 (each, a “2021 Warrant”). The 2020 Regulation A Offering terminated on February 21, 2022. The Company raised gross proceeds of $34,540,487.20 from the 2020 Regulation A Offering. Warrants issued in the 2020 Regulation A Offering may still be exercised, however, as part of the 2022 Regulation A Offering.

On November 28, 2021, Mr. Bentley exercised options to purchase 3,300,000 shares of Class B Common Stock. On December 3, 2021, the Company loaned to Mr. Bentley $373,158.84 to pay withholding taxes related to the option exercise. The note accrued interest at 2.0% per annum and had a maturity date of December 3, 2022. The note was secured by the 3,300,000 shares of Class B Common Stock. On October 13, 2022, Mr. Bentley entered into an agreement to surrender 1,142,871 shares of his Class B Common Stock to pay off the remaining balance of the loan including interest ($354,289.87), which resulted in this note being repaid in full.

On May 19, 2022, the Company commenced a new offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “2022 Regulation A Offering”), in order to qualify the offer and sale of up to $66,375,323 of (i) “units” consisting of 2 shares of Class A Common Stock of the Company at $2.00 per unit, and 1 warrant to purchase 1 share of Class A Common Stock of the Company at an exercise price of $1.50; (ii) warrants that may be exercised for 2,632,615 shares of Class A Common Stock at $0.90 per share; and (iii) warrants that may be exercised for 25,150,136 shares of Class A Common Stock at $0.75 per share. As of March 31, 2023, the Company has raised approximately $4,484,633.75 in proceeds from this offering. This offering is still ongoing as of the date of this Annual Report.

On October 13, 2022, the Company loaned to Mr. Bentley $185,000 to pay income taxes related to the November 28, 2021 option exercise described above pursuant to a promissory note. The note accrues interest at 3.4% per annum and has a maturity date of October 13, 2023. The note is secured by 2,157,129 shares of Class B Common Stock Mr. Bentley owns – if Mr. Bentley does not repay the note, the Company will receive these shares back. As of the date of this Annual Report, the full principal amount of $185,000, plus accrued interest of $3,687.84 remains outstanding. A copy of this promissory note is filed as exhibit 6.12 to this Annual Report.

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Indebtedness

In 2020 and prior years, the Company issued promissory notes and convertible notes in exchange for cash for the purpose of funding its continuing operations (the “Notes”). The Notes accrued interest at the rate of four to six percent per annum and are convertible to equity at a pre-determined discount to market value under certain predefined conditions. Such conditions included a qualified equity financing, election by a majority of noteholders on the maturity date of the associated Notes to convert the Notes, or a sale of the Company.

On October 15, 2021, the Company’s board unanimously approved the repayment of all of the outstanding convertible notes of the Company (or alternatively, to allow such notes to convert into equity of the Company in the form of “units” consisting of 2 shares of Class A Common Stock and one warrant to purchase one share of Class A Common Stock at $0.75 per share) with such repayment to occur on or after October 31, 2021. As of October 31, 2021, the Company had a total of $2,053,574.32 in outstanding principal and interest owed to convertible noteholders. As of the date of this Annual Report, a total of $1,881,918.15 in outstanding principal and interest has been repaid to noteholders, consisting of $1,326,759.72 in cash and $555,158.43 in equity (via issuance of units). Certain of the convertible noteholders repaid were related parties of the Company. As of October 31, 2021, Mr. Bentley had 8 notes with a total principal amount of $29,200 and accumulated interest of $25,409.48, for a total outstanding balance of $54,609.48 owed to Mr. Bentley by the Company. On October 31, 2021, Mr. Bentley exchanged $1,000 of this outstanding balance for 2,000 shares of Class A Common Stock and 1,000 warrants to purchase 1,000 shares of Class A Common stock at $0.75 per share and received the remainder in cash. As of October 31, 2021 former board member Mr. Eschenbach had 3 notes with a total principal amount of $35,000 and accumulated interest of $28,981.64. Mr. Eschenbach exchanged $28,981 of the total outstanding balance of his notes for 57,962 shares of Class A Common Stock and 28,981 warrants to purchase 28,981 shares of Class A Common Stock with an exercise price of $0.75 per share and received the remaining $35,000.81 in cash. As of October 15, 2021, former board member Elizabeth Fetter had 3 notes with a total principal amount of $15,000 and accumulated interest of $11,106.58. Ms. Fetter exchanged $10,292 for 20,584 shares of Class A Common Stock and 10,292 warrants for Class A Common Stock with an exercise price of $0.75 per share and received the and received the remaining $15,814.58 in cash. As of the date of this Annual Report, there are no outstanding convertible notes held by Mr. Eschenbach or Ms. Fetter.

As of December 31, 2022, all the Notes had been fully repaid or extinguished in exchange for equity of the Company.

Issuances of SAFES

On July 16, 2019, the Company completed a Regulation Crowdfunding offering in which it entered into SAFE agreements (Simple Agreement for Future Equity) with investors for net proceeds $388,340 (the “2019 Reg CF Offering”). The SAFE agreements have no interest rate or maturity date. The SAFE agreements are convertible at the option of the Company upon an equity financing of the Company in which $1,000,000 in net proceeds are received into shares of the Common Stock or Preferred Stock of the Company issued in such equity financing. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; and B) the price implied by a $7,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. As of December 31, 2022, all SAFEs issued to investors in this offering converted into 2,571,886 shares of Class A Common Stock. An additional 51,449 shares of Class A Common Stock were issued to Republic as a part of their platform fundraising fee.

On November 1, 2019, the Company commenced another Regulation Crowdfunding offering in which it entered into SAFE agreements with investors (the “2020 Reg CF Offering”). The SAFE agreements become convertible into shares of Preferred Stock of the Company (currently none are authorized) issued in a future equity financing of the Company. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; and B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. For up to the first $100,000 raised in this offering, investors entered into a SAFE with the same terms, except for a lower valuation cap of $9,000,000. The Company raised $313,482 in net proceeds from the issuance of SAFEs to investors in this offering. As of April 7, 2022, the SAFE agreements have converted into 1,534,901 shares of Class A Common Stock.

11

Trend Information

In 2022, the Company primarily focused on growing its customer base. At the end of 2021, we had built our sales team and were starting to see results of their efforts. In 2022, our customer base began to increase and our sales pipeline started to expand. As of the date of this Annual Report, we have sold to several large property management firms and are in the process of selling our services to individual properties that these firms manage. If we are successful in this, we expect that our sales and revenues will significantly increase – although there is no guarantee this will occur.

A continuing trend we have identified is the increase of camera pixel counts. Only 10 years ago, a typical camera might have 640x480 pixels. Today a typical camera has 1920x1080 pixels – with some cameras having twice that pixel count in each dimension. The increase in pixel count means there is more to see and our computational resources go up commensurately. We have noticed from the beginning of our business operations that our computational resources tend to follow Moore’s Law (computational power doubles every 18-24 months) and the pixel count increases significantly slower than that. This means that even though camera pixel counts continue to increase, which drives our computational load, the increase is slower than the rate at which computational resources become available to us. As such, we believe this trend will not cause any computational issues for us as these technological trends continue.

Item 3. Directors and Officers

As of the date of this Annual Report, the Company’s officers and directors are as follows:

Name	Position	Age	Date Appointed to Current Position	Approximate hours per week for part-time employees
Executive Officers
Rick Bentley	Chief Executive Officer	53	March 28, 2003	N/A
Gregory Rayzman	Chief Technology Officer	61	October 21, 2019	N/A
Greg Smitherman	Chief Financial Officer	59	October 11, 2021	N/A
Lauren O’Brien	Chief Revenue Officer	58	April 7, 2021	N/A
Directors
Rick Bentley		53	March 28, 2003	N/A
James McCormick		64	November 29, 2021	N/A
Ruba Qashu		50	April 14, 2023	N/A
Jeff Kirby		59	November 29, 2021	N/A

Rick Bentley, Chief Executive Officer, Director

Rick Bentley has over 20 years of Silicon Valley startup and technology experience. He was founder and CEO of Televoke Inc. (became deCarta, bought by Uber) where he raised eight figures of Venture Capital. Mr. Bentley has been a full time Advisor to Google X. He was a direct report to Andy Grove for half a decade. Investors have brought him in for interim-CEO roles at early stage companies. He was a Senior Consultant at Bearing Point Inc., which included two assignments in Baghdad. At General Magic he managed the “Portico” program, derivatives of which serve over a million subscribers. He was Director of Business Development for Machina, a design and engineering house that developed consumer electronics products, some of which sold over 10MM units. He was also Director of Product Development for Sensory Inc, which currently has the largest installed base of speech recognition systems in the world. Mr. Bentley is the author of multiple patents and patent filings, many of which were bought by Samsung in 2014. Mr. Bentley served as CEO of the Company since its inception in 2003. He received his BA in Physics and MS in Engineering from UC Berkeley.

12

Gregory Rayzman, Chief Technology Officer

Gregory Rayzman is a seasoned technologist and well recognized name in Silicon Valley. His expertise in Big Data and database architecture is sought by several emerging and well-established companies like Apple, where he provided pivotal leadership in designing and developing massively scalable and database backed infrastructures. Most recently, Mr. Rayzman had a great stint at TheFind shopping search engine with relevancy and popularity algorithm instead of the ordinary pay-for-placement. TheFind was acquired by Facebook in 2015. Prior to that, as Chief architect of a forward-looking company NebuAd, in 2007 he developed behavior targeting advertising systems based on the aggregate data, which everyone from Google and Yahoo to Facebook and Plaxo is looking into only now – for better targeted, more relevant advertising. He was previously a founding engineer and Chief architect for ITM Software, acquired by BMC. Mr. Rayzman also served as CTO for Claridyne Inc., an IT infrastructure and integration company. Mr. Rayzman was founding engineer and Director of Software Engineering for Annuncio Inc., acquired by PeopleSoft (now Oracle). Mr. Rayzman joined the Company in 2004, and is now its Chief Technology Officer. Mr. Rayzman holds both Bachelor and Master’s degrees in Computer Science from Moscow University and completed his postdoctoral education in Applied Mathematics at the Academy of Science before moving to the United States earlier in his career.

Mr. Rayzman works part-time for the Company, splitting his time between SteppeChange, where he has served as CTO and Chief Data Architect since April 2015, and his role at the Company.

Greg Smitherman, Chief Financial Officer

Greg Smitherman is a hands-on financial executive with over 20 years of M&A and venture capital experience and 10 years of operating experience. Mr. Smitherman joined Cloudastructure as its Chief Financial Officer in October 2021. Prior to joining Cloudastructure, Mr. Smitherman served as Chief Financial Officer of Accelergy Corporation, a producer of specialty chemicals for industrial, food, pharmaceutical, and oil and gas markets, from February 2013 to October 2021. In this position, he managed the company’s financials, and was actively involved in developing and executing on the company’s fundraising strategy and joint venture negotiations, where he oversaw closing on over $20 million in funding.

Mr. Smitherman brings extensive tactical, strategic and business planning experience in building and growing companies in multiple industries. He is experienced in successfully managing large and small teams in time-sensitive environments, and has had active roles in M&A transactions, fundraising efforts, and in navigating four companies undergoing IPOs.

He received his BSAE in Aerospace Engineering from the University of Michigan, and his MBA from the University of Chicago.

 Lauren O'Brien, Chief Revenue Officer

Lauren O'Brien joined Cloudastructure in April 2021. Lauren has over 20 years of executive experience in a variety of Sales, Sales Management, Marketing, Operations and General Management roles. Prior to joining Cloudastructure, Lauren most recently served as COO of VentureBeat, a leading enterprise AI publication. Lauren joined VentureBeat in March 2017, initially serving as VP of Operations, and then as Chief Operating Officer, where she led the company to profitability for the first time in its history while driving sales to double digit growth year over year. Lauren still serves as a Board Advisor to VentureBeat. From 2002 to 2017, she served as Chief Executive Officer of Shift Communications and Consulting, a leading consulting firm providing strategic consulting services to businesses to accelerate growth and improve operations. There, she was directly responsible for driving sales, and delivering strategic consulting services to C-level clients, and often was hired in executive roles for early-stage companies. Ms. O'Brien has extensive experience in sales, marketing and go-to-market strategy building for SaaS based startups. Ms. O'Brien also led the product strategy team for a $100m CRM company where she was instrumental in securing enterprise sales with the company’s first cloud-based CRM product. Ms. O'Brien has an MBA in Marketing and Finance from University of California Berkeley and a Bachelor’s Degree from the University of Vermont.

13

James McCormick, Director

Mr. McCormick has over 30 years of experience in finance, operations and administration, primarily in the high tech industry. He has been instrumental in raising over $1 billion in funds for companies he has been involved with, including IPO’s, sales to strategic investors, investments by VC’s and securities sales through capital markets. He has been involved in numerous M&A activities, both on buy-side and sell-side transactions. His experience has ranged from managing start-up companies to complex, multi-national entities.

From October 2015 to May 2019, Mr. McCormick served as Chief Financial Officer of Global Equipment Services (GES), a company specializing in production process and test equipment design, manufacturing, and global services for the semiconductor and electronics product manufacturing industry. While acting as CFO, Mr. McCormick oversaw the acquisition of GES by Kimball Electronics in an approximately $50 million transaction. From May 2019 to July, 2022, Mr. McCormick served as the President and Chief Operating Officer for LTA Research and Exploration, an aerospace research and development company building experimental and certified manned and remotely piloted airships. From August, 2022 to Present, Mr. McCormick has served as the Chief Financial Officer of Hydro Hash Inc., a crypto mining company using renewable hydroelectric power and liquid cooling to achieve new levels of power efficiency and profitability. He has held CEO, CFO and COO positions at various other public and private companies including Global Equipment Services (sold to Kimball Electronics (KE)), Crossing Automation (sold to Brooks Automation (BRKS)), Serious Energy, PodTech, Perfect Commerce (merged with eScout), iPrint Technologies (sold to Harland Clarke), Tandem Computers (sold to Hewlett Packard (HPE)) and UB Networks (sold to Alcatel). He has held CEO, CFO and COO positions at various other public and private companies including Crossing Automation (sold to Brooks Automation (BRKS)), Serious Energy, PodTech, iPrint Technologies (sold to Harland Clarke), Tandem Computers (sold to Hewlett Packard (HPE)) and UB Networks (sold to Alcatel).

Mr. McCormick holds a BBA from the University of Toledo and an MBA from the University of Michigan.

Ruba Qashu, Director

A partner at Barton LLP on its business and finance team, Ruba's focus is on capital markets and securities transactions. She has over 20 years of experience as securities counsel for public companies and a substantive history structuring complex transactions and providing strategic counseling. Ruba's capital markets experience includes CMPOs, registered direct offerings and PIPEs. She handles ‘34 Act reporting and advises regarding corporate governance, equity compensation plans and stockholder communications. Prior to joining Barton LLP in March 2023, she was a Partner at Raines & Feldman. Previously, from 2011 through 2021, she was a Partner at Libertas Law Group. Ruba holds a B.A. in English Literature from UC Berkeley and a J.D. from Hastings College of Law (now UC Law San Francisco). She is admitted to practice law in the State of California.

Jeff Kirby, Director

Jeff Kirby is the Founder of Resource Management and Development (“RM&D”), a real estate investment firm with a seasoned team of commercial real estate service experts founded by Mr. Kirby in 1993. With expertise in master-planned communities and commercial development, RM&D, had roles in developing and managing over 20,000 residential lots in the Northern Nevada market as well as developing over 800,000 square feet of office space in the Reno, Nevada market.

In Mr. Kirby’s more than 25 year-career, he has also consulted on investment and pension fund matters for several prominent trusts and funds, created and managed joint venture partnership business arrangements and involvement in funding and capital generation for private and publicly traded companies, and co-founded North Valley Holdings, the single largest producer of new water rights to municipal markets in Nevada and Northern California.

Mr. Kirby is a long-time Nevada resident. He’s an accomplished aviator who holds a Commercial Rotorcraft Airman Certificate, as well as fixed-wing privileges.

14

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2022, we compensated our three highest-paid executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)(4)	Total compensation ($)
Rick Bentley	Chief Executive Officer	525,000	(1)	389,568	914,568
Gregory Rayzman	Chief Technology Officer	250,000	(2)	167,963	417,963
Greg Smitherman	Chief Financial Officer	300,000	(3)	192,000	492,000

(1)	Comprised of $350,000 in salary and $175,000 in bonus compensation received by Mr. Bentley during the 12 months ended December 31, 2022. In the event that his employment is terminated other than for cause or his resignation, he is eligible to receive severance of six months of salary and benefits.
(2)	Comprised of $250,000 in salary received by Mr. Rayzman during the 12 months ended December 31, 2022. Under his employment agreement, Mr. Rayzman was paid an annual salary of $250,000.
(3)	Comprised of $300,000 in salary received by Mr. Smitherman during the 12 months ended December 31, 2022. In the event that his employment is terminated other than for cause or his resignation, he is eligible to receive severance of three months of salary.
(4)	“Other compensation” for the individuals listed in this table consists of equity-based compensation in the form of stock option grants for shares of the Company’s Class B Common Stock that vested during the 12 months ended December 31, 2022. The numbers in the table represent the dollar value of the vested stock options at the grant date of such options.

For the fiscal year ended December 31, 2022, 3 of our 4 directors earned cash compensation for their services as directors in the total amount of $100,000.

Other than the compensation listed in the table above, no other compensation was provided to the executive officers or directors of the Company named in the table above for the fiscal year ended December 31, 2022.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of March 31, 2023, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the Company’s voting securities or having the right to acquire those securities.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership Acquirable (1)	Percent of class (2)
Rick Bentley, 150 SE 2nd Ave, Suite 300,	Class B Common Stock	3,657,129	22,303,166	31.5%
Miami, FL 33131	Class A Common Stock	2,000	0	0.0%
All Officers and Directors as a Group (7 in this group)	Class B Common Stock	3,657,129	31,842,165	45.0%
All Officers and Directors as a Group (7 in this group)	Class A Common Stock	2,000	0	0.0%

________________

(1)	Represents shares acquirable from the exercise of options pursuant to the Company’s Amended 2014 Stock Plan within 60 days of March 31, 2023.
(2)	Percent of class calculations for Class B Common Stock are based on 5,138,017 shares of Class B Common Stock outstanding as of March 31, 2023, and an additional 65,637,103 shares issuable pursuant to options that have been issued pursuant to the Company’s Amended 2014 Stock Plan as of March 31, 2023. Percent of class calculations for Class A Common Stock are based on 82,519,558 shares of Class A Common Stock outstanding as of March 31, 2023.

15

Item 5. Interest of Management and Others in Certain Transactions

On February 20, 2020 the Company sold 1,500,000 shares of the Company’s Common Stock to Rick Bentley, its Chief Executive Officer, for an aggregate purchase price of $6,000 pursuant to a Restricted Stock Purchase Agreement of the same date. Mr. Bentley issued a promissory note to the Company in the principal amount of $6,000. The note accrues interest at 1.86% per annum, and has a maturity date of February 20, 2030. As of the date of this Annual Report, the entire balance of this note is still outstanding.

On February 9, 2021, the Company entered into an Aircraft Dry Lease Agreement with Cloud Transport Operations, LLC, pursuant to which the Company leases a Cessna C210 aircraft, which the Company allowed its executive officers and/or directors to use for certain business travel purposes, especially during the pandemic related travel lockdowns. The term of the agreement commenced on February 9, 2021, and ended once the Company has accrued 180 flight hours. As compensation, the Company agreed to pay Cloud Transport Operations $900 per month as a management fee, and $490 per flight hour. The Company agreed to pay the first month’s management fee (pro-rated) and for the 180 flight hours in advance on February 9, 2021, for a total of $88,200. As such, the Company’s only payment obligation after that was the $900 per month management fee, until such time as the Company decides to purchase more flight hours, which it is under no obligation to do. The Company reached 180 flight hours in 2022, and has elected to not extend the lease at this time.

Cloud Transport Operations, LLC is a Nevada limited liability company. Rick Bentley, the Company’s Chief Executive Officer, has an indirect ownership interest in this LLC.

On October 15, 2021, the Company’s board unanimously approved the repayment of all of the outstanding convertible notes of the Company (or alternatively, to allow such notes to convert into equity of the Company). As of October 15, 2021, Mr. Bentley had 8 notes with a total principal amount of $29,200 and accumulated interest of $25,409.48, for a total outstanding balance of $54,609.48 owed to Mr. Bentley by the Company. On October 15, 2021, Mr. Bentley exchanged $1,000 of this outstanding balance for 2,000 shares of Class A Common Stock and 1,000 warrants to purchase 1,000 shares of Class A Common stock at $0.75 per share and received the remainder in cash.

On November 28, 2021, Mr. Bentley exercised options to purchase 3,300,000 shares of Class B Common Stock. On December 3, 2021, the Company loaned to Mr. Bentley $373,158.84 to pay withholding taxes related to the option exercise. The note accrued interest at 2.0% per annum and had a maturity date of December 3, 2022. The note was secured by the 3,300,000 shares of Class B Common Stock. On October 13, 2022 Mr. Bentley entered into an agreement to surrender 1,142,871 shares of his Class B Common Stock to pay off the remaining balance of the loan including interest ($354,289.87), which resulted in this note being repaid in full. A copy of this agreement (a Securities Surrender Agreement) is filed as exhibit 6.13 to this Annual Report.

On October 13, 2022, the Company loaned to Mr. Bentley pursuant to a promissory note $185,000 to pay income taxes related to the November 28, 2021 option exercise described further above in this Annual Report. The note accrues interest at 3.4% per annum and has a maturity date of October 13, 2023. The note is secured by 2,157,129 shares of Class B Common Stock Mr. Bentley owns – if Mr. Bentley does not repay the note, the Company will receive these shares back. As of the date of this Annual Report, the full principal amount of $185,000, plus accrued interest of $3,687.84, remains outstanding. A copy of this promissory note is filed as exhibit 6.12 to this Annual Report.

Item 6. Other Information

None.

Item 7. Financial Statements

Cloudastructure, Inc.

(a Delaware corporation)

Audited Consolidated Financial Statements

For the calendar years ended December 31, 2022 and 2021

16

INDEPENDENT AUDITOR’S REPORT

April 14, 2023

To:	Board of Directors, Cloudastructure, Inc.

Re:	2022 and 2021 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of Cloudastructure, Inc. (a corporation organized in Delaware) (the “Company”), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of income, stockholders’ equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

17

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the consolidated results of its operations, shareholders’ equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, CO

April 14, 2023

18

CLOUDASTRUCTURE, INC.

CONSOLIDATED BALANCE SHEETS

See accompanying Independent Auditor’s report

Amounts in thousands, except share numbers

	December 31, 2022	December 31, 2021
TOTAL ASSETS
Current assets:
Cash and cash equivalents	$9,414	$13,647
Accounts receivable	301	294
Other current assets	646	413
Total current assets	10,361	14,354

Non-current assets:
Fixed assets, net	291	356
Intangible assets, net	1,674	0
TOTAL ASSETS	$12,326	$14,710

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Liabilities
Current liabilities:
Accounts and credits card payable	$126	$396
Accrued expenses	0	213
Deferred revenue	53	52
Convertible notes	0	165
SAFE agreements	0	1,394
Interest payable	0	79
Total current liabilities	179	2,299

TOTAL LIABILITIES	179	2,299

Shareholders’ equity (deficit):
Common stock, Class A (par value $0.001; 250,000,000 shares authorized; 81,978,086 and 65,317,589 shares issued at December 31, 2022 and December 31, 2021, respectively)	82	65
Common stock, Class B (par value $0.001; 100,000,000 shares authorized; 5,138,017 and 6,280,888 shares issued and outstanding at December 31, 2022 and December 31, 2021)	5	6
Additional paid-in capital	37,374	26,028
Accumulated deficit	(25,314)	(13,688)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	12,147	12,411

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$12,326	$14,710

See accompanying notes to the consolidated financial statements

19

CLOUDASTRUCTURE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

See accompanying Independent Auditor’s report

Amounts in thousands, except for per share amounts

	Years Ended
	December 31, 2022	December 31, 2021

Revenues, net	$488	$421
Less: cost of goods sold	(774)	(937)
Gross profit (loss)	(286)	(514)

Operating expenses:
General and administrative	3,901	3,092
Research and development	3,663	1,580
Sales and marketing	3,580	3,358
Total operating expenses	11,144	8,030

Loss from operations	(11,430)	(8,544)

Other expenses, net:
Interest (expense)	(10)	(62)
Depreciation (expense)	(196)	0
Other income (expense)	10	(716)

Net loss	$(11,626)	$(9,322)

Basic and diluted loss per share of Class A and Class B Common Stock	$(0.15)	$(0.17)

See accompanying notes to the consolidated financial statements

20

CLOUDASTRUCTURE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

See accompanying Independent Auditor’s report

Amounts in thousands, except share numbers

	Common Stock, Class A		Common Stock, Class B		Additional Paid-in	Accumulated	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balances as of January 1, 2021	9,989,000	$10	2,980,888	$3	$4,076	$(4,366)	$(277)
Issuances of Class A shares for cash, net of issuance costs	49,844,160	50			21,442		21,492
Conversion of notes payable into Class A shares	5,484,429	5			852		858
Exercise of stock options			3,300,000	3	10		13
Issuance of note receivable due from shareholder					(373)		(373)
Stock-based compensation					21		21
Net loss						(9,322)	(9,322)
Balances as of December 31, 2021	65,317,589	$65	6,280,888	$6	$26,028	$(13,688)	$12,411
Issuances of Class A shares, net of issuance costs	16,313,032	16.5	(1,142,872)	(1)	8,647		8,663
Conversion of notes payable into Class A shares	347,466	0.5			1,390		1,391
Stock-based compensation					1,309		1,309
Net loss						(11,626)	(11,626)
Balances as of December 31, 2022	81,978,086	$82	5,138,017	$5	$37,374	$(25,314)	$12,147

See accompanying notes to the consolidated financial statements

21

CLOUDASTRUCTURE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

See accompanying Independent Auditor’s report

Amounts in thousands

	Years Ended
	December 31, 2022	December 31, 2021
Cash flows from operating activities:
Net loss	$(11,626)	$(9,322)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	196	34
Stock-based compensation	1,309	21
Fair value adjustments to embedded derivative and SAFEs	0	753
Gain on forgiveness of Payroll Protection Program loan	0	(37)
Changes in operating assets and liabilities:
Accounts receivable	(8)	(271)
Other current assets	(233)	(385)
Accounts payable	(250)	294
Accrued expenses	(233)	181
Deferred revenue	1	41
Interest payable	(79)	(232)
Other liabilities	0	(93)
Net cash used in operating activities	(10,922)	(9,017)

Cash flows from investing activities:
Purchases of fixed assets	(131)	(337)
Purchase of intangible assets	(1,674)	0
Net cash used in investing activities	(1,805)	(337)

Cash flows from financing activities:
Proceeds from issuances of Class A shares, net of issuance costs	8,663	21,492
Repayments of convertible notes	0	(954)
Non-cash: notes and interest pay. converted into Class A shares	(169)	(373)
Net cash provided by financing activities	8,494	20,165

Net increase in cash	(4,233)	10,811

Cash at beginning of year	13,647	2,836
Cash at end of year	$9,414	$13,647

Supplemental disclosure of non-cash financing activities:
Notes and interest payable converted into Class A shares	$1,390	$858

See accompanying notes to the consolidated financial statements

22

CLOUDASTRUCTURE, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

See accompanying Independent Auditor’s report

As of and for the Years Ended December 31, 2022 and 2021

NOTE 1 - NATURE OF OPERATIONS

Cloudastructure, Inc. (“the Company”) is a corporation organized under the laws of the State of Delaware and headquartered in California. The Company provides cloud-controlled physical infrastructure to enterprises in the form of video surveillance and access control in a cloud-model. Since inception, the Company has relied primarily on financing activities, including an offering under Regulation A, to fund its operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000, but at times the Company may maintain balances in excess of the federally insured limits.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company routinely assesses its outstanding accounts receivable and recorded a reserve for estimated uncollectible accounts of $8,073 and $35,125 at December 31, 2022 and 2021, respectively.

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Sales Taxes

Various states impose a sales tax on the Company’s sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $2,500. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When fair value measurements are used, valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

GAAP has established a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

The Company’s SAFEs are adjusted to fair value each reporting period pursuant to Accounting Standards Codification (“ASC”) 480 and are classified within Level 3 of the fair value hierarchy. The Company’s estimate of fair value is largely based on its expectations related to the likelihood, timing, and manner in which the SAFEs will ultimately be settled. Significant unobservable inputs include an estimate of the underlying fair value of the Company’s Class A Common Stock, which is dependent on assumptions related to projected cash flows of the business, volatility, and expected term.

Income Taxes

The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

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Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from subscription contracts with customers is recognized ratably over the period that commences on the subscription start date and ending on the date the subscription term expires. Revenue from door and video services is generally recognized at the completion of the professional services. Revenue from sales of controllers and recorders is generally recognized at time of delivery.

Basic and Diluted Loss Per Share

The number of shares used to calculate basic and diluted loss per share for the years ended December 31, 2022 and 2021 were as follows:

	2022	2021
Class A Common Stock	73,665,324	52,077,918
Class B Common Stock	6,089,887	3,288,285
Total	79,755,212	55,366,203

In 2022 and 2021, approximately 93.7 million and 77.8 million shares issuable, respectively, upon the exercise of stock options and warrants and from the potential conversion of convertible notes and SAFEs were excluded from the calculation of diluted loss per share because such amounts were antidilutive.

Recent Accounting Pronouncements

ASC 842 requires entities to recognize on the balance sheet the assets and liabilities for the rights and obligations resulting from leases with terms greater than 12 months. ASC 842 also requires additional disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The new standard is effective for the Company beginning on January 1, 2022 but is not expected to have a significant impact since the Company is not currently a party to any material lease commitments.

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NOTE 3 – CONVERTIBLE NOTES

In previous years the Company issued various convertible notes (the “Notes”) that accrue interest at rates ranging from four to six percent per annum. The balance of the Notes at December 31, 2022 and 2021 was as follows:

	December 31, 2022	December 31, 2021
Principal balance outstanding	$–	$155,000
Estimated fair value of embedded derivative	–	10,085
Total convertible notes and fair value of embedded derivative	–	165,085
Less: convertible notes and embedded derivative classified as current	–	–
Noncurrent convertible notes	$–	$–

Certain Notes provide the holders with a right to convert into equity at a pre-determined discount to market value under certain conditions. Such conditions include a qualified equity financing, election by a majority of noteholders on the maturity date of the associated Notes, or a sale of the Company. This premium that may be received by holders upon conversion of their Notes is a variable share redemption feature that has been accounted for separately at fair value as an embedded derivative.

During 2021, the Company settled Notes with a principal value of approximately $1,346,000, accrued interest of $463,000 and a related embedded derivative value of approximately $303,000 through (i) cash repayments of approximately $1,254,000 and (ii) the issuance of 5,484,429 shares of Class A stock and warrants to purchase 2,754,215 shares of Class A Common Stock at an exercise price of $0.75 per share.

During 2022 the remaining notes were converted to 343,308 shares of Class A stock and warrants to purchase 171,654 shares of Class A Common Stock at an exercise price of $0.75 per share.

NOTE 4 – SAFE INSTRUMENTS

The SAFEs are convertible into shares of stock at a conversion price equal to the lesser of (i) the SAFEs’ principal balance divided by the product of the price per share of stock sold in a qualified equity financing multiplied by 80%, and (ii) the SAFEs’ stated valuation cap divided by the number of fully diluted shares outstanding.

On July 16, 2019, the Company completed a Regulation Crowdfunding offering in which it entered into SAFE agreements (Simple Agreement for Future Equity) with investors for net proceeds $388,340. The SAFE agreements have no interest rate or maturity date. The SAFE agreements are convertible at the option of the Company upon an equity financing of the Company in which $1,000,000 in net proceeds are received into shares of the Common Stock or Preferred Stock of the Company issued in such equity financing. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; and B) the price implied by a $7,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. As of 12/31/2022 All investors converted into 2,571,886 shares of Class A Common Stock. An additional 51,449 shares of Class A Common Stock were issued to Republic as a part of their fund raising fee.

On November 1, 2019, the Company commenced another Regulation Crowdfunding offering in which it entered into SAFE agreements with investors (the “2020 Reg CF Offering”). The SAFE agreements become convertible into shares of Preferred Stock of the Company (currently none are authorized) issued in a future equity financing of the Company. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; and B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. For up to the first $100,000 raised in this offering, investors entered into a SAFE with the same terms, except for a lower valuation cap of $9,000,000. The Company raised $313,482 in net proceeds from the issuance of SAFEs to investors in this offering. As of April 7, 2022, the SAFE agreements have converted into 1,534,901 shares of Class A Common Stock.

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NOTE 5 – SHARE CAPITAL

Securities Offering:

Beginning in 2020, the Company commenced an offering of units that are exempt from registration under Regulation A. Each unit consists of two shares of Class A Common Stock and one warrant to purchase shares of Class A Common Stock. Through August 24, 2021, the purchase price of each unit was $1.00, and the exercise price of each warrant was $0.75 per share.

On August 25, 2021, the Company updated its offering of units that are exempt from registration under Regulation A. Beginning on this date, each unit was offered at a price of $1.20 and the exercise price of the accompanying warrant was increased to $0.90 per share. Issued warrants are immediately exercisable and expire 18 months after their issuance date. No warrants were exercised during 2022 and 2021.

On May 19, 2022 the Company commenced a new offering of units that are exempt from registration under Regulation A. Beginning on this date, each unit was offered at a price of $2.00 and the exercise price of the accompanying warrant was increased to $1.50 per share. Issued warrants are immediately exercisable and expire 18 months after their issuance date.

During 2022 8,328,079 warrants were exercised and 20,099,733 warrants expired. There were 3,257,924 warrants outstanding as of 12/31/2022

Rights of Common Stockholders

Holders of shares of Class A Common Stock are entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of shares of Class B Common Stock are entitled to 20 votes for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Holders of both Class A and Class B Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds as detailed in the Company’s certificate of incorporation. The Company has never declared or paid cash dividends on any of its capital stock.

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, holders of the Class A Common Stock and Class B Common Stock will be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Company.

Stock-Based Compensation:

The following table summarizes the Company’s stock option activity for the years ended December 31, 2022 and 2021:

	Number of Options	Exercise Price	Weighted-Average Exercise Price
Options outstanding at January 1, 2021	–	$–	$–
Granted	44,314,000	0.004	0.004
Canceled	–
Exercised	(3,300,000)
Options outstanding at December 31, 2021	41,014,000	0.004	0.004
Granted	28,609,999	0.31-0.36	0.311
Canceled	–	–	–
Exercised	(3,366,000	4
Options outstanding at December 31, 2022	66,257,999	0.004-0.36	$0.137

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Granted options are exercisable into shares of the Company’s Class B Common Stock, vest over four years, and expire ten years from the date of grant.

At December 31, 2022, options exercisable into 37,764,854 shares of Class B Common Stock were vested and a total of 20,442,001 shares of Class B Common Stock remained reserved for future grants under the Company’s stock option plan. Unrecognized compensation cost related to outstanding stock options was $3,377,292 at December 31, 2022, and will be recognized in future periods as the related options continue to vest.

The Company estimated the fair value of options granted in February 2020 to be $0.002 and the fair value of options granted in 2022 as $0.16. The fair value of stock option grants is estimated on the date of grant using a Black-Scholes model. The Company lacks company-specific historical and implied volatility information; therefore, it estimates its expected stock volatility based on the historical volatility of its publicly traded peer companies. The expected term of the Company’s common stock options for employees and directors has been determined utilizing the “simplified” method as the Company has insufficient historical experience for options grants overall, rendering existing historical experience irrelevant to expectations for current grants. The expected term of the Company’s common stock options for non-employees is based on the contractual term of the common stock option granted. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is assumed to be 0 percent because the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The Company values its common stock by taking into consideration its most recently available valuation of common stock performed by management and the Board of Directors, as well as additional factors which may have changed from the date of the most recent valuation through the grant date.

NOTE 6 – INCOME TAX PROVISION

The Company has incurred a cumulative income tax net operating loss from prior years. Without persuasive evidence that the Company will be able to utilize this net operating loss carryforward in the foreseeable future, the Company has established a full valuation allowance against that deferred tax asset. Accordingly, no net tax provision or tax benefit has been recognized during the years ended December 31, 2022 and 2021.

Deferred income taxes are provided to reflect the future tax consequences or benefits of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using enacted tax rates. The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities are as follows at December 31:

At December 31, 2022, the Company had federal and state net operating loss (“NOL”) carryforwards of $17,873,000 and $14,189,000, respectively, which are available to offset future federal and state taxable income. If not used, these NOL carryforwards begin to expire in 2034. Approximately $17,003,000 of federal NOL carryforwards are not subject to expiration.

The Company also had federal and California state research and development (“R&D”) credit carryforwards at December 31, 2021 of $261,000 and $140,000, respectively, which are available to offset future federal and state taxable income. The federal R&D credit carryforwards begin to expire in 2039, but the California state R&D credit carryforwards are not subject to expiration. Valuation allowances have been reserved, where necessary.

Utilization of the NOL carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. This annual limitation may result in the expiration of the NOL carryforwards before utilization.

The Company accounts for uncertain tax positions following the guidance in ASC 740 which prescribes a recognition threshold of more-likely-than-not and a measurement attribute for all tax positions taken or expected to be taken on a tax return in order for those tax positions to be recognized in the financial statements. ASC 740 clarifies the criteria that each tax position must satisfy for some or all of the benefits of that position to be recognized in the Company’s financial statements. At December 31, 2022 and 2021, the Company determined that no liability related to uncertain tax positions was required to be recorded in the financial statements.

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At December 31, 2022 and 2021, the Company had unrecognized tax benefits of $182,000 and $61,000, respectively. The following table summarizes the activity related to the Company’s unrecognized tax benefits:

Balance at December 31, 2021	$61,000
Increases related to prior year tax positions	0
Increases related to current year tax positions	121,000
Balance at December 31, 2022	$182,000

The Company’s tax returns from 2003 through 2022 will remain open for examination by federal and state authorities for three and four years, respectively, from the date of utilization of any NOL carryforwards.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company recently received subpoenas from the U.S. Securities and Exchange Commission, in a matter captioned In the Matter of Certain Reg-A Issuers. The subpoenas seek documents from January 1, 2018 through March 24, 2023. The Company is cooperating with the investigation and intends to produce documents in response to the subpoenas. The Company can offer no assurances as to the outcome of this investigation or its potential effect, if any, on the Company.

The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise that would have a material adverse effect on the Company's business, results of operations and financial condition."

NOTE 8 – RELATED PARTY TRANSACTIONS

The following transactions occurred between related parties, therefore, there can be no guarantee that the terms, conditions, interest rates or prices were transacted at an arm’s-length rate.

Aircraft Lease

On February 9, 2021 the Company entered into an agreement with Cloud Transport, a company owned 100 percent by Rick Bentley, the Company’s Chief Executive Officer. The agreement is for the dry lease of an aircraft used for company travel for $900 per month (the management fee) and $490 per flight hour with 180 flight hours paid in advance. The term of the lease is from the effective date until 180 flight hours are consumed and the monthly management fee is paid. The Company reached 180 flight hours in 2022, and has elected to not extend the lease.

Issuance of Shares for Notes Receivable

On November 28, 2021, Mr. Bentley exercised options to purchase 3,300,000 shares of Class B Common Stock. On December 3, 2021, the Company loaned to Mr. Bentley $373,158.84 to pay withholding taxes related to the option exercise. The note accrues interest at 2.0% per annum and has a maturity date of December 3, 2022. The note is secured by the 3,300,000 shares of Class B Common Stock – if Mr. Bentley does not repay the note, the Company will receive these shares back. On October 13, 2022, Mr. Bentley entered into an agreement to surrender 1,142,871 shares of his Class B Common Stock to pay off the remaining balance of the loan including interest ($354,289.87), which resulted in this note being repaid in full.

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On October 13, 2022, the Company loaned to Mr. Bentley $185,000 to pay income taxes related to the November 28, 2021 option exercise described in the issuance of equity section. The note accrues interest at 3.4% per annum and has a maturity date of October 13, 2023. The note is secured by 2,157,129 shares of Class B Common Stock Mr. Bentley owns. If Mr. Bentley does not repay the note, the Company will receive these shares back. As of the date of this Annual Report, Mr. Bentley owes the full principal amount of $185,000, plus accrued interest of $3,687.84 remains outstanding.

Related-Party Notes

In years prior to 2020, the Company issued $29,200 of notes to its Mr. Bentley. On October 31, 2021, Mr. Bentley exchanged $1,000 of this outstanding balance for 2,000 shares of Class A Common Stock and 1,000 warrants to purchase 1,000 shares of Class A Common stock at $0.75 per share. The Company paid the remaining balance in cash and these notes are no longer outstanding at December 31, 2021.

During 2021, the Company settled three convertible notes with Ralph Eschenbach, a former board member, that had a total principal amount of $35,000 and accrued interest of $28,981.64. Mr. Eschenbach exchanged $28,981 of the total outstanding balance of his notes for 57,962 shares of Class A Common Stock and warrants to purchase 28,981 shares of Class A Common Stock with an exercise price of $0.75 per share and received the remaining $35,000.81 in cash. Also during 2021, the Company settled three convertible notes with Elizabeth Fetter, a former board member, that had a total principal amount of $15,000 and accrued interest of $11,106.58. Ms. Fetter exchanged $10,292 of the total outstanding balance of her notes for 20,584 shares of Class A Common Stock and warrants to purchase 10,292 shares of Class A Common Stock with an exercise price of $0.75 per share and received the and received the remaining $15,814.58 in cash. At December 31, 2021, there were no outstanding convertible notes held by Mr. Eschenbach or Ms. Fetter.

NOTE 9 – ACQUISITIONS

Visionful Acquisition

On February 4, 2022, the Company completed the acquisition of substantially all of the assets and assumed certain stated liabilities of Visionful Holding Inc., a Delaware corporation (“Visionful”). The Company, Visionful and the sole stockholder of Visionful entered into an asset purchase agreement dated December 30, 2021, as amended as of February 1, 2022 (the “Purchase Agreement”). The asset acquisition was deemed completed by the parties as of February 1, 2022.

At the closing of the Purchase Agreement (the “Closing”), the Company paid to Visionful (i) $282,662 in cash and, (ii) 293,062 shares of Class A Common Stock.

The Purchase Agreement provided for additional cash and equity payments to Visionful if certain conditions were met. However, those conditions were not met, and as such, the cash and equity payments to Visionful at the Closing comprised only the amounts disclosed above.

Infrastructure Proving Grounds Letter of Intent

On July 8, 2022 the Company completed the acquisition of Infrastructure Proving Grounds (IPG), an internet of things (IoT) cybersecurity company. IPG produces the award-winning GearBox IoT security tool. GearBox combines a durable appliance with simple execution to allow industrial operators the insight they need to secure their infrastructure. GearBox provides cybersecurity and performance metrics to some of the nation's most critical infrastructure including utilities, commercial buildings, healthcare and transportation. The acquisition adds an important new layer of cybersecurity to the Company’s rapidly expanding physical and cybersecurity platform.

The Purchase Agreement has a purchase price of $250,000. In addition, a minimum of 1,125,000 and up to a maximum of 21,250,000 warrants for Class A Common Stock at a strike price of $0.38 per share will vest under this agreement, depending on whether certain performance metrics set forth in the Purchase Agreement are met. 3,750,000 warrants vested upon completion of the acquisition.

NOTE 10 – SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through April 14, 2023, the date the financial statements were available to be issued. Based on the foregoing, no additional material events were identified which require adjustment or disclosure in the financial statements.

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Item 8. Exhibits

The documents listed in the Exhibit Index of this Annual Report are incorporated by reference or are filed with this Annual Report, in each case as indicated below.

2.1++	Amended and Restated Certificate of Incorporation

2.2+	Bylaws

3.1*	Form of Warrant

3.2++	Form of Warrant Agreement, by and between the Company and VStock Transfer, LLC

3.3**	Warrant to Purchase Class A Common Stock of Cloudastructure, Inc. issued to Infrastructure Proving Grounds, Inc.

4++	Form of Subscription Agreement

6.1++++++	Amended Agreement with Dalmore Group, LLC

6.2+	Promissory Note issued by Rick Bentley to the Company dated February 20, 2020 (sole promissory note issued by Rick Bentley)

6.3+	Restricted Stock Purchase Agreement between the Company and Rick Bentley dated February 20, 2020

6.4+	Amended 2014 Stock Option Plan

6.5++++	Rick Bentley Employment Agreement

6.6++++	Gregory Rayzman Employment Agreement

6.7*	Gregory Smitherman Employment Agreement

6.8++++	Lauren O’Brien Employment Agreement

6.9+++++	Asset Purchase Agreement dated December 30, 2021 between the Company and Visionful, Inc., as amended

6.10*	Promissory Note and Security Agreement dated December 3, 2021 between the Company and Rick Bentley (as Borrower)
6.11**	Asset Purchase Agreement by and among Cloudastructure, Inc., Infrastructure Proving Grounds, Inc. and its Shareholders. †
6.12	Promissory Note Agreement between the Company and Rick Bentley dated October 13, 2022
6.13	Stock Surrender Agreement between the Company and Rick Bentley dated October 13, 2022

__________________________

*	Incorporated by reference to the Company’s Form 1-A filed with the SEC on January 1, 2022.
**	Incorporated by reference to the Company’s Current Report on Form 1-U filed with the SEC on July 13, 2022.
+	Incorporated by reference to the Company’s Form 1-A filed with the SEC on April 10, 2020
++	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on May 26, 2020.
+++	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on June 11, 2020.
++++	Incorporated by reference to the Company’s Form 1-K filed with the SEC on April 30, 2021.
+++++	Incorporated by reference to the Company’s Form 1-U filed with the SEC on February 8, 2022
++++++	Incorporated by reference to the Company’s Form 1-K filed with the SEC on April 15, 2022

† Portions of the exhibit have been omitted.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOUDASTRUCTURE, INC.

/s/ Rick Bentley
Rick Bentley, Chief Executive Officer
Date: April 28, 2023

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

/s/ Rick Bentley
Rick Bentley, Chief Executive Officer, Director
Date: April 28, 2023

/s/ Gregory Smitherman
Gregory Smitherman, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer
Date: April 28, 2023

/s/ James McCormick
James McCormick, Director
Date: April 28, 2023

/s/ Ruba Qashu
Ruba Qashu, Director
Date: April 28, 2023

/s/ Jeff Kirby
Jeff Kirby, Director
Date: April 28, 2023

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